

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via E-mail:
Emanuel Oliveira
President
Bridgewater Platforms, Inc.
78 Shorncliffe Road
Etobicoke, Ontario, Canada M8Z 5K5

Re: **Bridgewater Platforms, Inc.**
 Registration Statement on Form S-1
 Filed October 24, 2014
 File No. 333-199582

Dear Mr. Oliveira:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, no actual developed product, issue penny stock and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are

not a blank check company and have no plans or intentions to engage in a business combination following this offering.

3.   Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

4.   Please revise your prospectus to disclose all other registration statements of companies for which your two officers and directors and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and directors and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Registration Statement Cover Page

5.   Please revise your primary standard industrial classification code, which on our EDGAR system indicates 3089, but may be 6770, the designation for blank check companies.

Summary of the Prospectus, page 3
General Information about Our Company, page 3

6.   You disclose here, as well as throughout your registration statement, that you were incorporated on May 6, 2104. Please revise to correct the apparent typographical error.

7.   We note your disclosure that you have "recently commenced business operations." Please expand upon the specific steps you have taken in commencing your operations.

8.   We note the disclosure that your officers have agreed to advance funds as needed until the public offering is completed or sufficient shares have not been sold to proceed with the development of the Company. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

Risk Factors, page 6

9.   Please add a risk to reflect the fact that your officers and directors have no public company experience.

10.   As applicable, please add a risk factor that addresses the risks related to your officers' and directors' lack of relevant experience related to your proposed business.

11.   It appears that your executive officers and directors are not residents of the United States. Please provide a new risk that addresses, as applicable, the difficulties associated with an investor's ability to:
    • Effect service of process within the United States against the above foreign persons;
    • Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against the above foreign persons in the United States;
    • Enforce in a Canadian court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and
    • Bring an original action in a Canadian court to enforce liabilities based upon the United States federal securities laws against the above foreign persons.

12.   Please add a risk factor discussing potential liability from injuries caused by your product. Additionally, within the risk factor, please explain why you have chosen not to obtain product liability insurance.

Use of Proceeds, page 14

13.   Please disclose the minimum amount of offering proceeds you will need to implement your business plan and support your operations for the next twelve months.

Dilution, page 15

14.   You disclose that the net tangible book value of your shares of common stock as of July 31, 2014 was approximately $0.0001 per share based upon 5,000,000 shares outstanding. It appears that you had only 2,500,000 shares outstanding as of July 31, 2014. Please advise or revise your disclosure accordingly.

Plan of Distribution, page 16

15.   Please disclose that the persons offering the securities on your behalf, Messrs. Oliviera and Davies, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act.

Shares Offered by the Company will be Sold by Our Officers and Directors, page 16

16.   Please disclose more details about how your officers will solicit purchasers of your securities.

Description of Business, page 18
Business Development, page 18

17.   We note you expected to "begin generating revenue in October 2014." Please update your disclosure to reflect the current state of your business. If you are delayed, please discuss the reasons for this delay within your registration statement.

Principal Products, Services and Their Markets, page 19

18.   Please expand upon the following aspects of your proposed "modular pool-covering system:"
• How you will obtain the raw materials needed to create your system, including whether you have reached any agreements with suppliers. If you do not currently have any agreements in place, please explain how you expect to get your materials;
• The machinery you will need to complete a system;
• Your current and expected capacity to produce these systems;
• The time it will take to manufacture a system once it is ordered;
• Why you have the expertise to design this "unique" system; and
• The minimum amount of systems you will need to sell to customers to become profitable.

We may have additional comments upon our review of the amended registration statement.

Rule 144 Shares, page 22

19.   Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

Financial Statements and Selected Financial Data, page 23

20.   You disclose that basic and diluted EPS was $(0.01) based on weighted average number of shares outstanding of 385,562. Based on your consolidated statement of operations, basic and diluted EPS was actually $(0.00) based on weighted average number of shares outstanding of 2,500,000. Please advise or revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23
Plan of Operation, page 24

21.   Please significantly revise the Plan of Operation section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have additional comments upon our review of the amended registration statement.

Limited Operating History; Need for Additional Capital, page 26

22.   Please revise to state how long you can continue operations without receiving additional funding.

23.   As funding is critical to your ability to complete the phases of your operation, please expand upon what you expect to do if you do not raise sufficient funds. If it is likely that you would consider a sale or other business combination, please disclose.

Directors and Executive Officers, page 28
Background Information about Our Officers and Directors, page 29

24.   Please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each director should serve in such position. See Item 401(e) of Regulation S-K.

25.   We note in footnote (1) on page 32 you disclose that both Messrs. Olivera and Davies may be deemed as promoters. Please clarify whether you have any promoters other than your two executives. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Financial Statements, page 34
Note 8 – Subsequent Events, page 48

26.   We note your disclosure that management has evaluated subsequent events through the date the financial statements were available to be issued. Please clarify your disclosure to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Exhibits and Financial Statement Schedules, page 50

27.   Please include a listing of your subsidiaries as Exhibit 21 in your next amendment.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.